October 24, 2011

(Supplement to our letter dated August 15, 2011)

VIA EDGAR

Suzanne Hayes, Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re: TFS Financial Corporation

       File No. 001-33390

       Form 10-K for the fiscal year ended September 30, 2010

       Form 10-Q for the quarter ended March 31, 2011

Dear Ms. Hayes:

As requested during a telephone conference call conducted on October 17, 2011 (the “Call”), by and between representatives of the Securities and Exchange Commission (the “SEC”) and TFS Financial Corporation (the “Company”, or “we”, or “our”, or “us”), we have prepared the following supplement to our original August 15, 2011 letter of response to the July 25, 2011 comment letter from the SEC (the “Letter”) with respect to the filings referenced above (the “Filings”).

Our response supplement is limited to only certain comments that were specifically addressed during the Call as set forth below. For the convenience of the SEC Staff, we have repeated the original comment, along with our original response, followed by our response supplement, in the order and according to the numbers originally assigned in the Letter.

Also, as we were advised during the Call, we understand that in the near future, you expect to issue an additional comment letter.

* * * * *

Form10-K for the Fiscal Year Ended September 30, 2010

Note 1. Summary of Significant Accounting Policies, page 90

Allowance for Loan Losses, page 91

SEC Comment No. 8 – “We note your disclosure on page 92 that beginning September 30, 2010 you included in your loans individually evaluated for impairment troubled debt restructurings (TDRs) that are 90 or more days past due. Please tell us and revise to disclose whether you have always classified TDRs as impaired loans. If you did not, please explain to us why not. Additionally, clarify how you measured the allowance for TDRs that were 90 days or more past due prior to the change you made at September 30, 2010 to individually evaluate them for impairment.”

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Original TFS Financial Corporation Response – Loans modified in troubled debt restructurings have always been classified as impaired loans at the time of restructuring. Prior to September 30, 2010, the allowance for TDRs that were 90 days or more past due was measured based on the present value of expected future cash flows for the loans and the allowance was measured based on the fair value of the collateral at 180 days past due. Future filings will be revised to include disclosure similar to the following so as to provide additional clarity. The following italicized disclosure was included, beginning with the last two sentences of the next to last paragraph at the bottom of page 16 in our Form 10-Q for the quarter ended June 30, 2011:

…Beginning September 30, 2010, equity loans, bridge loans, and loans modified in troubled debt restructurings were included in loans individually evaluated based on the fair value of the collateral at 90 or more days past due. Prior to September 30, 2010, the collateral-based evaluation was performed on these loans at 180 or more days past due.

Loans modified in troubled debt restructurings are separately evaluated for impairment at the time of restructuring and at each subsequent reporting date for as long as they are reported as troubled debt restructurings. The impairment evaluation is based on the present value of expected future cash flows discounted at the effective interest rates of the original loans when the loan is less than 90 days past due. The result of the cash flow analysis is further discounted by a factor representing a potential for default. Valuation allowances are recorded for the excess of the recorded investments over the result of the cash flow analyses. Troubled debt restructurings that are 90 days or more past due are evaluated for impairment based on the fair value of the collateral. The fair value less estimated cost to dispose of the underlying property is compared to the combined basis in the loan to estimate a loss recorded as a specific valuation allowance in the allowance for credit losses. This applies to all mortgage loans and lines of credit. Consumer loans are not considered for restructuring. A loan modified in a troubled debt restructuring is classified as an impaired loan for a minimum of one year. After one year, a loan is no longer included in the balance of impaired loans if the loan was modified to yield a market rate for loans of similar credit risk at the time of restructuring and the loan is not impaired based on the terms of restructuring agreement.

Supplement to TFS Financial Corporation Response – As discussed during the Call, in our Form 10-K for the fiscal year ended September 30, 2011, the preceding disclosure will be modified to reflect disclosure similar to the following (for your convenience, to highlight the changes made specifically to address the issues described in Comment 8 and discussed during the Call, language that has been added is underlined and language that has been deleted is indicated by a strike-through):

…Beginning September 30, 2010, equity loans, bridge loans, and loans modified in troubled debt restructurings were included in loans individually evaluated based on the fair value of the collateral at 90 or more days past due. Prior to September 30, 2010, the collateral-based evaluation was performed on these loans at 180 or more days past due.

Loans modified in troubled debt restructurings are separately evaluated for impairment at the time of restructuring and at each subsequent reporting date for as long as they are reported as troubled debt restructurings. The impairment evaluation is based on the present value of expected future cash flows discounted at the effective interest rates of the original loans when the loan is less than 90 days past due. ~~The result of the~~ Expected future cash flows include a discount ~~analysis is further discounted by a~~ factor representing a potential for default. Valuation allowances are recorded for the excess of the recorded investments over the result of the cash flow analyses. Troubled debt restructurings that are 90 days or more past due are evaluated for impairment based on the fair value of the collateral. The fair value less estimated cost to dispose

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of the underlying property is compared to the combined basis in the loan to estimate a loss recorded as a specific valuation allowance in the allowance for credit losses. This applies to all mortgage loans and lines of credit. Consumer loans are not considered for restructuring. A loan modified in a troubled debt restructuring is classified as an impaired loan for a minimum of one year. After one year, a loan is no longer included in the balance of impaired loans if the loan was modified to yield a market rate for loans of similar credit risk at the time of restructuring and the loan is not impaired based on the terms of restructuring agreement. The majority of our modifications do not meet these criteria.

Note 5. Loans and Allowance for Loan Loss, page 97

SEC Comment No. 9 – “We note your disclosure on page 99 that home equity lines of credit are interest only for a maximum of ten years and then convert to fully amortizing at which time they are included in the home equity loan balance. In addition, we note from your tabular disclosure on page 22 that there were home equity lines of credit in the draw period and originated in 2000 and prior, but were not included in the home equity loans balance. Please clarify for us the terms of the home equity lines of credit including the draw period, when the loans convert to amortizing, and if these terms vary based on year of origination.”

Original TFS Financial Corporation Response – In response to your request for clarification, we advise you that in general, the home equity line of credit product offered by Third Federal Savings was characterized by a ten year draw period followed by a ten year repayment period. The DeepGreen Bank product (less than 10% of the current portfolio) generally provided a five year draw period followed by a fifteen year repayment period. With respect to the Third Federal Savings product, prior to June 2010 (when we suspended new home equity lending), there were two types of transactions that could result in a draw period that extended beyond ten years. The first transaction involved customer requests for increases in the amount of their home equity line of credit. When the customer’s credit performance and profile supported the increase, the draw period term was reset for the ten year period following the date of the increase in the home equity line of credit amount; however, the account origination date remained unchanged. So, for example, a home equity line of credit that was originated in 1999 for $25,000 and was then increased in 2004 to $50,000 would retain the 1999 origination date but would have a revised draw period that extended until 2014. A second transaction that impacted the draw period involved extensions. For a period of time prior to June 2008, Third Federal Savings had a program that evaluated home equity lines of credit that were nearing the end of their draw period and made a determination as to whether or not the customer should be offered an additional ten year draw period. So, for example, a home equity line of credit account originated in 1997 might have been considered for extension 90 days prior to its original 2007 repayment date. If the account and customer met certain pre-established criteria, an offer would have been made to extend the otherwise expiring draw period by ten years from the date of the offer. If the customer chose to accept the extension, the 1997 origination date of the account would remain unchanged but the account would have a revised draw period that extended until 2017.

Supplement to TFS Financial Corporation Response – As discussed during the Call, the following italicized disclosure will be included in our Form 10-K for the fiscal year ended September 30, 2011. The disclosure will be added following the table that sets forth information with respect to our home equity lending portfolio. The table presenting such information was previously disclosed on page 22 of our Form 10-K for the fiscal year ended September 30, 2010.

In general, the home equity line of credit product is characterized by a ten year draw period followed by a ten year repayment period, however, prior to June 2010 (when we suspended new

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home equity lending), there were two types of transactions that could result in a draw period that extended beyond ten years. The first transaction involved customer requests for increases in the amount of their home equity line of credit. When the customer’s credit performance and profile supported the increase, the draw period term was reset for the ten year period following the date of the increase in the home equity line of credit amount. A second transaction that impacted the draw period involved extensions. For a period of time prior to June 2008, Third Federal Savings had a program that evaluated home equity lines of credit that were nearing the end of their draw period and made a determination as to whether or not the customer should be offered an additional ten year draw period. If the account and customer met certain pre-established criteria, an offer would have been made to extend the otherwise expiring draw period by ten years from the date of the offer. If the customer chose to accept the extension, the origination date of the account would remain unchanged but the account would have a revised draw period that was extended by ten years. As a result of these two programs, the reported draw periods for certain home equity line of credit accounts exceed ten years.

Note 16. Fair Value, page 114

SEC Comment No. 12 – “We note your disclosure of the carrying amount and estimated fair value of your mortgage loans held for investment at September 30, 2010 and 2009, and that the fair value exceeds the carrying amount at both September 30, 2010 and 2009. We also note your disclosure indicating that fair value is estimated by discounting contractual cash flows adjusted for prepayment estimates using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same maturity. Please tell us why your analysis of the cash flows is based on contractual cash flows for all of the loans instead of expected cash flows. As part of your response, tell us how you believe credit exposure is fully reflected in your fair value analysis.”

Original TFS Financial Corporation Response – We advise you that we believe that “contractual cash flows adjusted for prepayments” are representative of and equivalent to “expected cash flows”. Further, we advise you that we believe that by presenting the carrying value of mortgage loans held for investment, net of the recorded allowance for loan losses ($153.3 million at June 30, 2011), that we have appropriately captured and reflected credit exposure in our fair value analysis.

Future filings will be revised to include disclosure similar to the following, adjusted as necessary to reflect then-current information. The following italicized disclosure is included on page 25 in our Form 10-Q for the quarter ended June 30, 2011 (for your convenience, to highlight the changes made specifically to address the issues described in Comment 12, language that has been added is underlined and language that has been deleted is indicated by a strike-through):

Loans – For mortgage loans held for investment and other loans, fair value is estimated by discounting expected ~~contractual~~ cash flows ~~adjusted for prepayment estimates~~ using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining term. Further, in order to appropriately capture and reflect credit exposure, estimated fair value is reduced by the allowance for loan losses.

Supplement to TFS Financial Corporation Response – As discussed during the Call, in our Form 10-K for the fiscal year ended September 30, 2011, the preceding disclosure will be modified to reflect disclosure similar to the following (for your convenience, to highlight the changes made specifically to address the issues described in Comment 12 and discussed during

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the Call, language that has been added is underlined and language that has been deleted is indicated by a strike-through):

Loans – For mortgage loans held for investment and other loans, fair value is estimated by discounting ~~expected~~ contractual cash flows adjusted for prepayment estimates using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining term. The use of current rates to discount cash flows reflects current market expectations with respect to credit exposure. ~~Further, in order to appropriately capture and reflect credit exposure, estimated fair value is reduced by the allowance for loan losses.~~

Form 10-Q for the Quarterly Period Ended March 31, 2011

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of

Operations, page 27

Controlling Our Interest Rate Risk Exposure, page 28

SEC Comment No. 20 – “We note your disclosure on page 28 that a “SmartRate” borrower with satisfactory payment performance history can relock their interest rate an unlimited number of times at your current rate and fee schedule. Please tell us the following related to this new product (please note that we have assigned alphabetic designations to the following items, which were presented in the SEC letter as bullet points, to facilitate correlation to our responses which are provided below):

a)	Explain in greater detail what satisfactory payment performance history means;

b)	Tell us if there are factors other than payment history you consider in your determination to revise the interest rate for these loans; and

c)	Tell us if you obtain updated financial information for the borrower at the time of the modification.”

Original TFS Financial Corporation Response – Our responses are set forth below and are alphabetically correlated to the comments as listed above:

a)	We define “satisfactory” payment history at relock using the following criteria:

1)	Subject loan must be current, and

2)	Not been 30 days late in the past 12 months;

3)	Not been 60 days late during the life of the loan;

4)	Not been a party to a foreclosure since the Smart Rate application was submitted;

5)	Not been a party to or declared bankruptcy since the Smart Rate application was submitted.

b)	In addition to satisfactory payment history we have the following prohibitions to allowing revisions in interest rates.

1)	Subject property must still be the customer’s primary residence- second homes and investment properties are not eligible;

2)	Rate re-lock is not permitted during the construction phase on construction-perm loans;

3)	No new funds can be advanced to the consumer;

4)	All rate caps and floor will remain as originated;

5)	Cannot extend the term of the loan; and

6)	Consumer cannot buy down the rate.

c)	We do not consider the rate re-lock to be a modification of terms since the borrower’s eligibility for this loan program is determined at origination with the parameters explicitly

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defined in the note. Because of the flexibility of this program, borrowers are qualified using a fully indexed rate relative to their income capacity to repay. Re-locks are permissible per the terms of the note and have a tangible net benefit to the borrower and us with respect to debt service and likelihood of re-payment. We do not obtain updated financial information from the borrower at re-lock because we do not believe that the rate re-lock meets the definition of a modification of loan terms.

Supplement to TFS Financial Corporation Response – As discussed during the Call, disclosure similar to the following will be added to the “Controlling Our Interest Rate Risk Exposure” portion of the Overview section of Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, of our Form 10-K for the fiscal year ended September 30, 2011. For your convenience, and to illustrate the expected disclosure, the portion of the “Controlling Our Interest Rate Risk Exposure” discussion that addressed our “SmartRate” product and that was included in our Form 10-Q for the quarterly period ended June 30, 2011 is excerpted in part and reprinted below. Language that will be added is underlined.

….Also, in response to the agencies’ loan eligibility changes, in July 2010 we began marketing an adjustable-rate mortgage loan product that provides us with improved interest rate risk characteristics when compared to a long-term, fixed-rate mortgage. Since its introduction, the “SmartRate” adjustable rate mortgage has offered borrowers an interest rate lower than that of a fixed-rate loan. The rate is locked for three or five years then resets annually after that. It contains a feature to relock the rate an unlimited number of times at our then current rate and fee schedule, for another three or five years (dependent on the original reset period) without having to complete a full refinance transaction. Relock eligibility is subject to satisfactory payment performance history by the borrower (never 60 days late, no 30-day delinquencies during the last twelve months, current at the time of relock, and no foreclosures or bankruptcies since the SmartRate application was taken). In addition to a satisfactory payment history, relock eligibility requires that the property continue to be the borrower’s primary residence. The loan term cannot be extended in connection with a relock nor can new funds be advanced. All interest rate caps and floors remain as originated. During the nine months ended June 30, 2011 adjustable-rate mortgage loan production increased (the remainder of the June 30, 2011 disclosure has not been reprinted here) …

Item 3. Quantitative and Qualitative Disclosures about Market Risk, page 51

SEC Comment No. 22 – “We note that on page 79 of your September 30, 2010 Form 10-K that you indicted that representatives from the OTS who specialize in the measurement of interest rate risk had expressed concern regarding several significant assumptions used in both the OTS model and in your internal model, as well as the reliability of the resulting profiles generated by those models. Your disclosure also noted that in response, you were reassessing the reasonableness of the assumptions, which may result in revisions to reported estimates regarding your interest rate profile. We also note your disclosure on page 29 of your March 31, 2011 Form 10-Q that you engaged a third party to conduct an assessment of your interest rate management policy and as a result of the assessment, you are in the process of implementing a new interest rate risk model to provide more customized analysis. Your disclosure also states that you submitted the third party assessments to the OTS in February 2011. Please respond to the following (please note that we have assigned alphabetic designations to the following items, which were presented in the SEC letter as bullet points, to facilitate correlation to our responses which are provided below):

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a)	Tell us whether the OTS has concurred with the changes you have proposed to your model;

b)	Tell us when you plan to disclose the results of your new interest rate risk model;

c)	Tell us whether the changes you are making to the model also incorporate the OTS’s concerns regarding some of the assumptions you previously utilized; and

d)	We note that in both your December 31, 2010 and March 31, 2011 Forms 10-Q (page 52 of March 31, 2011 Form 10-Q) your disclosure indicated that the OTS’s calculations of the estimated changes in NPV of the Association were not currently available. Please tell us whether you considered disclosing the results on a lagged basis in your Forms 10-Q, or whether you considered providing this information on a Form 8-K once it becomes available.”

Original TFS Financial Corporation Response – Our responses are set forth below and are alphabetically correlated to the comments as listed above:

a)	As our supervisor and regulator, in the normal course of their procedures, the OTS reviewed and considered many of our proposals. Generally, if such proposals were deemed reasonable, adequate and appropriate, the OTS would indicate their acceptance or provide us with their non-objection. Inasmuch as the OTS never endorsed, or concurred with, a particular proposal we are reluctant to represent that they had, in this instance, “concurred.” However, we report to you that the OTS did not object to our proposed model changes.

b)	We expect to disclose the results of our new interest rate model in our Form 10-Q for the quarter ending December 31, 2011.

c)	We believe that use of the new interest rate risk model will allow us to address and resolve the OTS’s concerns regarding certain assumptions that we previously used.

d)	While we considered disclosing the results of the OTS’s calculation of the estimated changes in NPV of the Association on a lagged basis, we concluded that such disclosure would be of limited value because of its aged nature and we further concluded that readers would find more value in more contemporaneous information. Additionally, and as disclosed in our Form 10-K and Form 10-Qs, “our internal model is tailored specifically to our organization which, we believe, improves the accuracy of our internally prepared NPV estimates.” As a result, to the extent that we had provided contemporaneous information using the results of our internal model, we considered Form 8-K disclosure of the results of the OTS model unnecessary.

Supplement to TFS Financial Corporation Response – As discussed during the Call, disclosure similar to the following, adjusted as necessary to reflect then-current information, will be added to the Net Portfolio Value section of Item 7A. Quantitative and Qualitative Disclosure About Market Risk, of our Form 10-K for the fiscal year ended September 30, 2011.

We have previously reported that our former primary regulator, the OTS, expressed concern with respect to several significant assumptions used in our current internal IRR model, as well as the reliability of the resulting IRR profiles generated by the model. We believe that our internal IRR model has enabled us to prudently and reasonably measure and manage IRR; however, we are taking measures to replace our current modeling system with a system that offers enhanced

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functionality and capabilities. Installation and implementation of the new IRR modeling software is currently underway; with completion expected by December 31, 2011. The new model possesses random patterning capabilities that our current model lacks and accommodates extensive regression analytics applicable to the prepayment and decay profiles of our borrower and depositor portfolios. At the current time, we have not determined and validated how the initial estimates of the new model will compare with the initial estimates of our current model; however, we believe that the new model will expand our ability to run alternative modeling scenarios and will improve the timeliness of and our access to decision making data that will complement our IRR management processes.

* * * * *

In accordance with your Letter, we continue to acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosures in the Filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional questions or wish to receive more information with respect to any of the matters addressed in our response, please contact me at (216) 429-5363.

Sincerely,

/s/ David S. Huffman
David S. Huffman, Chief Financial Officer